April 9, 2013

By EDGAR and E-mail

Ms. Ellie Bavaria

Office of International Corporate Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Republic of Italy

Post-Effective Amendment No. 1 to Registration Statement under Schedule B

Filed February 5, 2013

File No. 333-152589

Form 18-K for Fiscal Year Ended December 31, 2011, as amended

File No. 33-66360

Filed December 21, 2012 and January 28, 2013

Dear Ms. Bavaria,

We are in receipt of the Staff’s letter dated February 28, 2013 with respect to the above referenced Registration Statement and Form 18-K. On behalf of the Republic of Italy (the “Republic”), we are responding to the Staff’s comments, as set forth below.

The Republic’s disclosure has been revised in accordance with the Staff’s comments and is being filed simultaneously herewith, as Post-Effective Amendment No. 2 to the above referenced Registration Statement (the “Amended Registration Statement”) and as Amendment No. 2 to the above referenced Form 18-K (the “Form 18-K/A”). Set forth below are the Republic’s responses to each of the comments, including the location of those responses in the Amended Registration Statement and the Form 18-K/A. For ease of reference, the Staff’s comments are reproduced below in bold italics, followed by the Republic’s responses.

Form 18-K General

1.	Please update all statistics to provide the most recent data available.

The Republic has revised its disclosure where more recent statistical data is available in accordance with the Staff’s comment. Please see the section entitled “The Italian Economy — General” on pages 3 through 4, “— Update for the fiscal year ended December 31, 2012” on pages 5 through 6, “— Employment and Labor” on pages 6 through 7, “The External Sector of the Economy — Geographic Distribution of Trade” on page 7 and “Public Finance — Measures of Fiscal Balance” on page 8 of the Form 18-K/A. In addition, please see “Exhibit 4 — Report to Parliament 2013, dated March 21, 2013 and published by the Italian Ministry of Economy and Finance. In some instances, more recent statistical data is not yet publically available.

2.	Please discuss the results of the recent elections. Please disclose any risks to the economy resulting from the absence of a political coalition, the potential for new elections in the near future and the electorate’s rejection of austerity measures that the Republic of Italy had undertaken. To the extent practicable, discuss the Republic’s plans following the election to address the economic issues raised in the summary.

The Republic has revised its disclosure, to the extent possible, in accordance with the Staff’s comment. Please see the section entitled “Summary Information — The Italian Political System” on pages 1 through 2 of the Form 18-K/A. In addition, please see “Exhibit 2 — Italy’s Major Structural Reforms — Progress Report December 2011 — January 2013, dated January 11, 2013 and published by the Italian Ministry of Economy and Finance” and “Exhibit 3 — Italy’s Strategy for Growth and Fiscal Consolidation, dated February 7, 2013 and published by the Italian Ministry of Economy and Finance, Treasury Department” to Form 18-K/A.

3.	Please discuss any material impact that a prolonged or worsened European sovereign debt crisis is expected to have on the economic and financial outlook of Italy. Discuss the expected material effects of economic instability in the EU and Italy if certain events were to occur, such as if any country were to abruptly leave the monetary union, further bailouts of EU countries or companies, or another credit crisis.

The Republic is not in a position to predict the effects in EU Member States and/or in Italy that may arise from possible future economic instability in the EU other than the fact this could make the refinancing of debt by Italy more expensive. Furthermore Italy cannot foresee the consequences if one of the EU Member States leaves the monetary union. The description of the measures taken by the EU to address the crisis of Europe and Italy is in the Form 18-K in the section titled “Measures to Address the Eurocrisis”. In addition, the Republic has updated its disclosure in accordance with the Staff’s comment. Please see the section entitled “Summary Information — Eurocrisis” on page 1 of the Form 18-K/A.

4.	Please discuss any material effects that recent concerns involving Banca Monte dei Paschi di Siena S.p.A., ENI and Finmeccanica are expected to have on the economic and financial outlook of the Republic of Italy.

Recent concerns involving Banca Monte dei Paschi di Siena S.p.A., ENI and Finmeccanica are not expected to cause any material effects on the economic and financial outlook of the Republic. However, unrelated to such recent news coverage of the above mentioned entities, the Republic has recently, in an attempt to strengthen the capital base of Banca Monte dei Paschi di Siena S.p.A., purchased approximately €4 billion worth of convertible bonds. Please see the section entitled “Monetary System — Banking Regulation — Capitalization” on page 7 of the Form 18-K/A.

Summary Information, page 1

5.	Please briefly summarize in this document the measures undertaken by the Government to stimulate the economy and stabilize the Italian financial system.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see the section entitled “Summary Information — Eurocrisis” on page 1 and “Summary Information — The Italian Political System” on pages 1 through 2 of the Form 18-K/A.

Area and Population, page 3

6.	Please include a map of the country and a smaller map showing the country with respect to the rest of the region.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see the section entitled “Summary Information — Area and Population” on pages 2 through 3 of the Form 18-K/A.

General, page 8

7.	Please include a table summarizing the key economic indicators for at least a five-year period.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see the section entitled “The Italian Economy — General — Key Economic Indicators (2008-2012)” on page 3 of the Form 18-K/A.

Annual Per Cent Change in Real GDP (2007-2011), page 8

8.	In the narrative that follows this table, you discuss the annual change in GDP. In certain instances, the annual percentage change in the narrative differs from that disclosed in the table. Please clarify the reasons for these discrepancies, such as narrative disclosure which may be based on nominal instead of real GDP.

Regarding the table entitled “Annual Per Cent Change in Real GDP (2007-2011)” and the narrative that follows on pages 8 through 9 of the Form 18-K, the figures included in the table for the Republic for the years 2007, 2008, 2009 and 2010 differ from the figures referred to in the narrative explanation because the former were restated in 2011 to be at purchasing power parity with 2005 prices whereas the later were not restated and are presented at purchasing power parity with 2000 prices consistent with their presentation in the annual reports of the Republic of Italy for the years ended December 31, 2007, 2008, 2009 and 2010. However, the Republic has revised its disclosure in accordance with the Staff’s comment to make the table and the narrative consistent using figures at purchasing power parity with 2005 prices. Please see the section entitled “The Italian Economy — General” on pages 3 through 4 of the Form 18-K/A.

Collective Action Clauses, page 13

9.	Please discuss the holdout creditor issue that collective action clauses are intended to resolve. In this regard, indicate that instead of the requirement that each holder of a country’s debt securities agree to amendments to significant terms of the bonds in a restructuring, a qualified majority of creditors would be able to do so.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see the section entitled “The Italian Economy — EU Measures to Address the Eurocrisis — Financial Assistance to EU Member States — Collective Action Clauses” on pages 4 through 5 of the Form 18-K/A.

Employment and Labor, page 20

10.	In addition to the disclosure you have provided, please present the youth unemployment rate for a five-year period.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see the section entitled “The Italian Economy — Employment and Labor — Employment of the population between the ages of 15-24” on page 7 of the Form 18-K/A.

Geographic Distribution of Trade, page 35

11.	Please discuss how worsening economic conditions in Italy’s principal European trading partners, notably Germany, France, and Spain, have affected Italy’s exports and discuss expectations regarding future effects.

The Republic’s exports to its principal European trading partners, notably Germany, France and Spain, decreased slightly in 2012, which was likely due to the depressed economic conditions in the Eurozone. The Republic is not able to predict on the basis of currently available information whether decreased exports to its principal European trading partners will continue in the short-to-medium term. However, regardless of the slight decrease in exports to its principal European trading partners in 2012, exports to the Republic’s non-Eurozone trading partners increased sharply in 2012, resulting in a total increase in exports in 2012 compared to 2011. The Republic has revised its disclosure to clarify its external trade situation in accordance with the Staff’s comment. Please see the section entitled “The External Sector of the Economy — Geographic Distribution of Trade” on page 7 of the Form 18-K/A.

12.	In the tables, identify the countries that are included in the “other” category and, to the extent any countries or regions represent a material amount of trade, please separately identify them in the table.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see the section entitled “The External Sector of the Economy — Geographic Distribution of Trade” on page 7 of the Form 18-K/A.

Revenues, page 51

13.	We note news reports concerning Italy’s new method of examining income tax returns, redditometro, which you have discussed in Exhibit 2. Please assess redditometro’s effect on unpaid taxes and whether it is expected to have a dampening effect on Italy’s economy.

The new redditometro is one of the tools available to the Italian tax authority in its fight against tax evasion. This new redditometro system allows the Italian tax authority to calculate a virtual income for certain tax payers on the basis of purchases made for certain goods and service (which will be changed every two years by decree). If the virtual income (calculated on the basis of the redditometro) exceeds by more than 20 percent (instead of 25 percent under the previous redditometro) the income stated in the taxpayer’s declaration of income, the Italian tax authority will summon the tax payer to explain such discrepancy and, subsequently, begin litigation proceedings if the tax payer is not in a position to explain such discrepancy. The new rules will apply with respect to income declarations submitted for the year 2009 and onward.

Currently, it is not possible to predict the frequency of any proceedings to be conducted by the Italian tax authority (as well as the amount of unpaid taxes recovered at the end of such proceedings), and therefore, the Republic is not in a position to assess the effects of the new rules and criteria of the redditometro on Italy’s economy.

Tables and Supplementary Information, page 60

14.	In the external debt tables, please disclose how the interest rate is calculated for floating rate indebtedness.

The Republic has revised its disclosure in accordance with the Staff’s comment.

Please see the section entitled “Tables and Supplementary Information” on pages 8 through 10 of the Form 18-K/A.

Post-Effective Amendment No. 1 to Registration Statement on Schedule B

Cover Page

15.	Please briefly identify the important terms that could be modified as a result of the collective action clauses. Also indicate that these terms may be modified by a vote or consent of the holders of the relevant percentage of the aggregate principal amount of debt securities outstanding as opposed to the individual approval of each holder.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see the “Cover Page” of the Amended Registration Statement.

Proposals, Amendments and Waivers, page 13

16.	Please separately caption this section so it refers specifically to collective action clauses. Also, please integrate the definition of reserved matters into this section.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see the section entitled “Collective Action Clauses & Proposals, Amendments and Waivers” on pages 8 through 9 of the Amended Registration Statement.

The Republic hopes that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact me at +44 20 7532 1399.

Sincerely,

/s/ Michael Immordino
Michael Immordino

cc:	Ms. Silvia Vassallo